Exhibit 99.1

Akebia Therapeutics, Inc. 245 First Street, Suite 1100 Cambridge, MA 02142 T: +1 617.871.2098 F: +1 617.871.2099 www.akebia.com

Akebia Announces Third Quarter 2015 Financial Results

-Positive Phase 2 data of vadadustat in Dialysis Dependent Chronic Kidney Disease (CKD) Patients Presented at American Society of Nephrology (ASN) Kidney Week

-On Track to Initiate Phase 3 PRO2TECT™ Clinical Program by Year-End-

CAMBRIDGE, Mass. - November 9, 2015 - Akebia Therapeutics, Inc. (NASDAQ:AKBA), a biopharmaceutical company focused on delivering innovative therapies to patients with kidney disease through the biology of hypoxia inducible factor (HIF), today announced financial results for the third quarter ended September 30, 2015.

“We have reported significant clinical and regulatory progress with our vadadustat program, setting the stage for the launch of our Phase 3 program, PRO2TECTTM, in non-dialysis patients with anemia related to CKD, later this year,” stated John P. Butler, President and Chief Executive Officer of Akebia. “Last week at the ASN Kidney Week meeting, we presented data from our Phase 2 dialysis study, demonstrating that vadadustat safely and predictably managed and sustained hemoglobin levels when dosed once daily or three times a week in this patient population.  Vadadustat’s ability to control hemoglobin, along with its safety profile, demonstrate vadadustat’s potential to advance the treatment of patients with anemia related to CKD.  We look forward to expanding our experience in this setting and expect to initiate our second vadadustat Phase 3 program, INNO2VATETM, for dialysis patients, in 2016.  In addition, we’ve made great strides adding to our world class team, and continue to advance discussions with potential partners to support our global commercialization strategy.”

Third Quarter 2015 and Recent Corporate Highlights

•

Presented data from its Phase 2 study in dialysis patients with anemia related to CKD at the ASN Kidney Week meeting, demonstrating that vadadustat was well tolerated and maintained stable hemoglobin levels across all three dosing cohorts following conversion from recombinant erythropoiesis-stimulating agent therapy;

•

Reached agreement with both the U.S. Food and Drug Administration and European Medicines Agency on the vadadustat global Phase 3 program PRO2TECTTM, in non-dialysis patients with anemia related to CKD; and

•	Added Teresa Compton, PhD, Chief Scientific Officer, and Ramin Farhzenah-Far, MD, Vice President of Medical Research, to the senior management team.

Financial Results

Akebia reported a net loss of $19.5 million, or ($0.68) per share, for the third quarter of 2015. Net loss applicable to common stockholders for the third quarter of 2014 was $9.3 million or ($0.47) per share.

Research and development expenses were $15.8 million for the third quarter of 2015 compared to $6.6 million for the third quarter of 2014. The increase is primarily attributable to the continued development of vadadustat, including costs for the Phase 2 study for the treatment of anemia in patients undergoing dialysis, and costs for the planned initiation of the Phase 3 program in non-dialysis patients with anemia related to CKD.  Research and development expenses were further increased by wage and personnel-related costs due to increased headcount, and drug development costs for AKB-6899.

General and administrative expenses were $3.9 million for the third quarter of 2015 compared to $2.9 million for the third quarter of 2014. The increase in general and administrative expenses is primarily related to increased wage and personnel-related costs due to increased headcount, stock-based compensation expense and commercial planning costs.

The Company’s cash used in operations during the third quarter of 2015 was $9.0 million, an increase of $3.4 million from $5.6 million for the same period of 2014.  The Company ended the third quarter of 2015 with cash, cash equivalents and available for sale securities of $157.5 million, which reflects the sale of approximately $14.5 million, net, of Akebia common stock through the “at-the-market” (ATM) offering.  The Company’s current cash, cash equivalents and available for sale securities are expected to support operations into the fourth quarter of 2016.

The Company ended the third quarter of 2015 with 30.2 million shares outstanding.

About Akebia Therapeutics

Akebia Therapeutics, Inc. is a biopharmaceutical company headquartered in Cambridge, Massachusetts, focused on delivering innovative therapies to patients with kidney disease through HIF biology.  The Company has completed Phase 2 development of its lead product candidate, vadadustat, an oral therapy for the treatment of anemia related to CKD in both non-dialysis and dialysis patients.

Forward-Looking Statements

This press release includes forward-looking statements.  Such forward-looking statements include those about Akebia's strategy, future plans and prospects, including statements regarding the potential indications, dosing and benefits of vadadustat, the development plan for vadadustat, the design of the Phase 3 program, and the timing for initiating the Phase 3 program in dialysis and non-dialysis patients. The words "anticipate," "appear," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.  Each forward-looking statement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statement, including the risk that existing preclinical and clinical data may not be predictive of the results of ongoing or later clinical trials; the ability of Akebia to successfully complete the clinical development of vadadustat; the funding required to develop Akebia's product candidates and operate the company, and the actual expenses associated therewith; the cost of the Phase 3 program and the availability of financing to cover such cost; the timing and content of decisions made by the FDA, EMA and other regulatory authorities; the actual time it takes to prepare for and initiate the Phase 3 program, including initiating sites and enrolling patients; the success of competitors in developing product candidates for diseases for which Akebia is currently developing its product candidates; and Akebia's ability to obtain, maintain and enforce patent and other intellectual property protection for vadadustat.  Other risks and uncertainties include those identified under the heading "Risk Factors" in Akebia's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, and other filings that Akebia may make with the Securities and Exchange Commission in the future.  Akebia does not undertake, and specifically disclaims, any obligation to update any forward-looking statements contained in this press release.

Tables Follow:

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AKEBIA THERAPEUTICS, INC.

Condensed Statements of Operations

(in thousands except share and per share data)

(unaudited)

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Operating expenses:
Research and development	$15,790	$6,648	$30,477	$18,330
General and administrative	3,888	2,936	10,986	9,003
Total operating expenses	19,678	9,584	41,463	27,333
Operating loss	(19,678)	(9,584)	(41,463)	(27,333)
Other income, net	203	236	604	669
Net loss and comprehensive loss	$(19,475)	$(9,348)	$(40,859)	$(26,664)
Reconciliation of net loss to net loss applicable to common stockholders:
Net loss	$(19,475)	$(9,348)	$(40,859)	$(26,664)
Accretion on preferred stock	—	—	—	(86,899)
Net loss applicable to common stockholders	$(19,475)	$(9,348)	$(40,859)	$(113,563)
Net loss per share applicable to common stockholders—basic and diluted	$(0.68)	$(0.47)	$(1.62)	$(8.16)
Weighted-average number of common shares used in net loss per share applicable to common stockholders—basic and diluted	28,784,231	19,691,167	25,175,077	13,920,651

AKEBIA THERAPEUTICS, INC.

Selected Balance Sheet Data

(in thousands)

(unaudited)

	September 30, 2015	December 31, 2014
Cash, cash equivalents and available for sale securities	$157,466	$108,918
Working capital	144,638	103,595
Total assets	159,588	110,995
Total stockholders’ equity	145,412	104,078

Investors:

Ed Joyce

(617) 844-6130

Ejoyce@akebia.com

Media:

Argot Partners

Eliza Schleifstein

(917) 763-8106

Eliza@argotpartners.com

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